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EXHIBIT 11.1

                  VARI-LITE INTERNATIONAL, INC.
          COMPUTATION OF INCOME (LOSS) PER COMMON SHARE
        FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998
            (In thousands except share data)

                                                            1997       1998
                                                            ----       ----
Net income (loss)......................................       $819      ($421)

Weighted average shares outstanding....................  5,789,221  7,800,003

Dilutive effect of stock warrants after application of
 treasury stock method..................................    19,473          0

Shares used in calculating diluted income (loss)
 per share.............................................  5,808,694  7,800,003

Basic net income per share.............................      $0.14     ($0.05)

Diluted net income per share...........................      $0.14     ($0.05)

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